DLA Piper LLP (US)
2525 East Camelback Road
Esplanade II Suite 1000
Phoenix, AZ 85016-4232
www.dlapiper.com

Steven D. Pidgeon
steven.pidgeon@dlapiper.com
T 480.606.5124
F 480.606.5524

October 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce

Jay Ingram

Eiko Yaoita Pyles

Jean Yu

Re:	Lionheart III Corp

Amendment No. 2 to Registration Statement on Form S-1

Filed October 13, 2021

File No. 333-254479

Ladies and Gentlemen:

This letter is submitted on behalf of Lionheart III Corp (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on October 13, 2021 (the “Registration Statement”), as set forth in your letter dated October 22, 2021 addressed to Ophir Sternberg, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the Staff comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

General

1.	We note your disclosure that the Sponsor will make certain contributions for each extension in exchange for a non-interest bearing, unsecured promissory note. Please prominently disclose the circumstances in which the notes will be repaid. Please consider appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 15 and 30 of Amendment No. 3.

[Signature page immediately follows.]

United States Securities and Exchange Commission
October 26, 2021

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (480) 606-5124.

Sincerely,

DLA Piper LLP (US)

/s/ Steven D. Pidgeon
Steven D. Pidgeon
Partner

CC:	Ophir Sternberg

Stephen P. Alicanti, Esq.